Sun Life Financial confirms MFS settlement with SEC
and New York and New Hampshire regulators

Robert Manning Appointed CEO of MFS

Toronto - - February 05, 2004 - - Sun Life Financial Inc. (NYSE/TSX: SLF) today confirmed that its subsidiary, Massachusetts Financial Services Company (MFS), has reached settlements with the U.S. Securities and Exchange Commission (SEC), the Attorney General of the State of New York and the State of New Hampshire Bureau of Securities Regulation related to administrative proceedings alleging false and misleading information in certain MFS fund prospectuses regarding market timing. MFS Chief Executive Officer John Ballen and President Kevin Parke have also settled administrative proceedings with the SEC. Under the terms of the settlements, MFS and the executives neither admit nor deny wrongdoing.

As part of the settlements, MFS has agreed to pay US$225 million to compensate certain fund shareholders, of which US$50 million is a penalty. The company has further agreed with the Attorney General of the State of New York to reduce fees on the funds it advises by approximately US$25 million annually over the next five years, and with the State of New Hampshire Bureau of Securities Regulation to pay an administrative fine in the amount of US$1 million. Messrs. Ballen and Parke have agreed with the SEC to suspensions for nine and six months, respectively, and have each agreed to pay approximately US$315,000, including US$250,000 in penalty.

Robert J. Manning has been named Chief Executive Officer, President and Chief Investment Officer of MFS. Mr. Manning, who joined MFS in 1984, is a member of the Management Committee and the Board of Directors of MFS and has served as Chief Fixed Income Officer since 2001.

Since abusive trading practices in the mutual fund industry came to light, investigations by the SEC and MFS uncovered evidence that third parties placed illegal late trades in certain MFS funds, without MFS’ knowledge and in violation of MFS’ contracts with broker/dealers who place such trades. MFS intends to vigorously pursue restitution from the parties responsible for such illegal late trading.

Neither the SEC nor the state complaints alleged that there is any evidence that any MFS employee engaged in any criminal activity, or was knowingly involved in late trading. Nor did the complaints allege that MFS accepted so-called “sticky assets,” or assets invested in certain funds in exchange for the right to market time other funds.

Donald A. Stewart, Chief Executive Officer of Sun Life Financial, said, “We are pleased to have reached an agreement with the regulators that will resolve these issues, fully reimburse affected MFS fund investors, and protect the interests of Sun Life Financial shareholders. Our goals since this issue arose have been to cooperate fully with regulators, to move as quickly as possible to ensure MFS fund investors are made whole and to enhance MFS policies and procedures.”

Jeffrey L. Shames, Chairman of MFS, said, “The past few months have been ext remely difficult for MFS’ clients and employees, and I would personally like to thank them for their loyalty. While there will still be many challenges ahead, the entire company is focused on shoring up the trust that fund investors and clients have long placed in MFS and delivering on the high standards that all of our constituencies expect of the company.

He continued, “It is a tribute to the strength and depth of the management team at MFS that we are able to promote from within the company a person of Rob’s expertise and experience to the post of CEO. I firmly believe Rob is the right person to lead the company and rebuild the confidence and trust of its investors.”

Robert Manning, Chief Executive Officer, President and Chief Investment Officer of MFS, said, “Given our management team’s extensive experience and the high level of expertise among our portfolio managers and analysts, I am confident we have the right team in place to deliver superior performance for our fund shareholders and institutiona l clients. My first priority as CEO will be to talk to our clients, investors and employees to listen to their concerns, answer their questions, and explain to them how we intend to set the highest standards in our industry in our policies and practices.”

Additional details about the Settlements and Undertakings

In addition to steps MFS has previously adopted to prevent MFS funds from being harmed by market timing or late trading abuses, such as strict exchange limits on all MFS funds, increased monitoring of trading in the funds in an effort to reject trades that would be harmful to other shareholders and the addition of a 2% fee in MFS international funds on redemptions within 30 days of purchase, MFS has further agreed to:

  Retain an Independent Compliance Consultant to conduct a comprehensive review of MFS’ supervisory, compliance and other policies and procedures designed to prevent and detect conflicts of interest, breaches of fiduciary duty, breaches of the Code of Ethics and federal securities law violations by MFS and its employees. In accordance with guidelines in the agreement, MFS will adopt the recommendations of the Consultant. Commencing in 2006, and at least once every other year thereafter, MFS will undergo a compliance review by a third party.
  Create an Internal Compliance Controls Committee that will report regularly to the Chief Compliance Officer. This officer will also report to the independent trustees of the MFS funds any breach of fiduciary duty or federal securities laws.
  Establish a Code of Ethics Oversight Committee, consisting of senior executives of the firm, with responsibility for all matters relating to issues arising under the MFS Code of Ethics.
  Hire a corporate ombudsman to whom MFS employees may convey concerns about business matters they believe implicate matters of ethics or questionable practices.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2003, the Sun Life Financial group of companies had total assets under management of CDN$359.0 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Some of the statements contained in this press release, including those relating to the company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” or similar expressions, are forward- looking statements within the meaning of securities laws. Forward- looking statements include, without limitation, the information concerning possible or assumed future results of operations of the company. These statements are not historical facts but instead represent only the company’s expectations, estimates and projections regarding future events.

The forward-looking statements contained in this press release are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and stockholder value of the company may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in the company’s Annual Information Form and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim management’s discussion and analysis, and the annual and interim financial statements and accompanying notes. These documents are available for review at www.sedar.com.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: external factors, including changes in equity market performance, interest rates, currency exchange rates and government regulations; the amount and composition of assets under management; the management of product pricing; mortality and morbidity rates; expense management; the maintenance of spreads between credited rates and investment returns; surrender and lapse rates; the management of market and credit risks; the management of risks inherent in products with guaranteed benefit options; and the results of regulatory investigations into the practices of the mutual fund, insurance, annuity and financial product distribution industries in the United States, including private legal proceedings and class actions that have been commenced or threatened in connection with these practices. The company does not undertake any obligation to update or release any revisions to these forward- looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, except as required by law.

Media Relations Contact: Nicholas Thomas Director, Media and Public Relations Tel: 416-979-6070 nicholas.thomas@sunlife.com	Investor Relations Contact: Tom Reid Vice-President, Investor Relations Tel: 416-204-8163 investor.relations@sunlife.com